POBox281077
Nashville,TN 37228
615-476-1151
SteveMillslaw@gmail.com

December 12, 2025

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, DC 20549

Superstar Platforms Inc.

Registration Statement on Form 10-12G

Filed May 1, 2025

File No. 000-56744

Dear Sir or Madam:

We are submitting this letter on behalf of Superstar Platforms Inc. ( “the Company”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter on July 24, 2025 relating to the Company’s Registration Statement filed on Form 10-12g filed on May 1, 2025 with the file number 000-156744 and amended on July 8, 2025 and August 25, 2025 and September 19, 2025. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter. We are including as an attachment to this letter a copy of the Registration Statement that has been marked to show changes from the Registration Statement as originally filed.

Amendment No. 4 to Registration Statement on Form 10-12G filed September 19, 2025

Item 1. Business

1. We note your revised disclosure in response to prior comment 1, stating thatSuperstar Platforms owns no Pawnshops,” and reissue. Please revise to disclosure thenumber of pawn shops your platform, PawnTrust, currently serves. In this regard, wenote your disclosure that PawnTrust is “a specialized marketplace designedexclusively for the approximately 11,000 pawn shops across the country.”

Item 1. Business

1. Please disclose the number of pawn shops your platform currently serves.

Current version:

Superstar Platforms, a national technology company, is the company that seeks to own and control a diversified portfolio of subsidiaries across various industries. Superstar Platforms owns no pawnshops. Growth will primarily be driven through strategic acquisitions. Currently Superstar Platforms owns PawnTrust— a specialized marketplace designed exclusively for the approximately 11,000 pawn shops across the country.

Amended Version-

Superstar Platforms, a national technology company, is the company that seeks to own and control a diversified portfolio of subsidiaries across various industries. Superstar Platforms owns no pawnshops. Growth will primarily be driven through strategic acquisitions. Currently Superstar Platforms owns PawnTrust— a specialized marketplace designed exclusively for the approximately 11,000 pawn shops across the country. PawnTrust does not currently serve any pawnshops but intends to start marketing to those 11,000 pawnshops in the second quarter of 2026.

ITEM 2-Financial

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

2. We note your revised disclosure in response to prior comment 2. Please update the table presented under this section accordingly, including “Net profit” and “Profit per share” rows and “Increase/Decrease” and “% Increase/Decrease” columns.

Current version:

Operating expenses totaled $26,483 for the three months ending March 31, 2025, compared to $36,774 for the three months ending March 31, 2024, a decrease of $10,291, or approximately 28%. The main reason for the decrease in operating expenses was a decrease in general and administrative expenses.

Line item	3/31/25	3/31/24	Increase/Decrease	% Increase/Decrease
				0.06
Revenue	$18,900.00	0	-40,158.00	-0.26
Operating Expenses	$26,483.00	36,774.00	-10,291.00	-0.28
Net profit	$58,410.00	119,777.00	-61,367.00	-0.51
Profit per share	$0.0003	0.0007	-0.0003	-0.43

Amended version:

We recorded revenues of $18,900 for the three months ending March 31, 2025, as compared with revenue of $0 for the three months ending March 31, 2024. The increase in revenue was from interest earned on small business loans. The loss was primarily driven by an increase in salaries and wages. The Company does not make investments or trades.

Operating expenses totaled $100,090 for the three months ending March 31, 2025, compared to $4,491 for the three months ending March 31, 2024, an increase of 95,599 or approximately 2129%. The main reason for the increase in operating expenses was salaries.

Line item	3/31/25	3/31/24	Increase/Decrease	% Increase/Decrease

Revenue	$18,900.00	0	18,900.00	NA
Operating Expenses	$100,090.00	4491.00	95,599.00	2129%
Net profit	$-81,190.00	-4491.00	-76,699.00	95%
Profit per share	$0.0005	0.0007	-0.0003	66.7%

Current version

Liquidity and Capital Resources

As of March 31, 2025, and December 31, 2024, we had total assets of $2,075,688 and $54, working capital of $11,307 and $54 and an accumulated deficit of $1,124,962 and $1,499,668, respectively. Our operating activities used $136,694 in cash for the three months ending March 31, 2025, compared to net cash used in operations of $169,559 for the three months ended March 31, 2024. Our revenues were $116,393 for the three months ending March 31, 2025, and $156,551 for the three months ending March 31, 2024.

Amended version

As of March 31, 2025, and December 31, 2024, we had total assets of $2,075,688 and $54, working capital of $11,307 and $54 and an accumulated deficit of $1,124,962 and $1,499,668, respectively. Our operating activities used $68,910 in cash for the three months ending March 31, 2025, compared to net cash used in operations of $(4,496) for the three months ended March 31, 2024.

3. We note your revised disclosure in response to prior comment 3 and reissue. Please provide the results of your operations in connection with PawnTrust.

Amended version:

The results of operation are inclusive of PawnTrust.

Sincerely,

Stephen Mills, Esq.